UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 4, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 3 March 2016. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman, the Chief Executive Officer of Sibanye Gold Limited has sold Performance Shares which were granted to him on 2 January 2013 ("the Grant Date).

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met.

Details of the transaction are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Performance Shares
Transaction Date	2 March 2016
Number of Shares	559 105
Class of Security	Ordinary shares
Market Price per share	R52.2124
Total Value	R29 192 213.90
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 4, 2016

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer